st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

05011745

30 September 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
100 F Street, NE
Washington, DC, 20549

Attention: SEC Filing Desk

SEC MAIL PROCESSING SECTION RECEIVED OCT 07 2005 WASH, D.C. 185

SUPPL

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- St.George Prices Crusade Global Trust No.2 of 2005
- St.George / Foodstuffs Joint Venture In New Zealand
- SAINTS Declaration of Dividend
- Presentation to Merrill Lynch Australia Investment Conference
- Appendix 3B

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary

10/18

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Perpetual note
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1 perpetual note
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	A perpetual note with a face value of NZ$1.425 million has been issued to St George (Note Issuing Vehicle Only) Pty Limited, a wholly owned subsidiary of St George Bank Limited ("**St George**"). St George (Note Issuing Vehicle Only) Pty Limited (STG(NIVO)) has issued a corresponding perpetual note with a face value of NZ$1.425 million to Foodstuffs Retail Financial Services Limited, on equivalent terms with the perpetual note issued by St George. The perpetual note is issued pursuant to the terms of the joint venture agreement between St.George and Foodstuffs governing their retail banking alliance in New Zealand. Annexure 1 sets out the principal terms of the perpetual notes.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The perpetual notes will not be quoted. The perpetual notes constitute a subordinated and unsecured obligation of St.George. The perpetual notes are not transferable.
5	Issue price or consideration	NZ$1.425 million
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ongoing funding arrangements for the joint venture described in item 3 above.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 September 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

	+Class
520,407,464	Ordinary Shares
3,000,000	PRYMES
3,500,000	SAINTS
4,098	Redeemable preference borrower share
256,260	Redeemable preference depositor share
4	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4	Perpetual notes

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The perpetual notes do not bear interest nor carry any dividend rights.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	Not applicable
39	Class of +securities for which quotation is sought	Not applicable

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Not applicable
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	Not applicable

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	Not applicable	

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 30/09/05

Print name: Michael Bowan

= = = = =

+ See chapter 19 for defined terms.

Annexure 1 - Principal terms of the perpetual notes

1 General Terms

The perpetual notes constitute a subordinated and unsecured obligation of St George Bank Limited ("**St George Bank**").

The perpetual notes do not bear interest nor carry any dividend rights.

The perpetual notes are not transferable.

The perpetual notes have no maturity date and redemption of the notes cannot be required by the holder.

St.George Bank was not required to seek security holder approval for the issue of the perpetual note.

St.George Bank did not issue the perpetual note to a particular class of security holders.

The perpetual notes St George (Note Issuing Vehicle Only) Pty Limited (STG (NIVO)), a wholly owned subsidiary of St George Bank, issues constitute a subordinated and unsecured obligation of STG (NIVO).

The perpetual notes do not bear interest nor carry any dividend rights.

The perpetual notes are not transferable.

The perpetual notes have no maturity date and redemption of the notes cannot be required by STG (NIVO) or Foodstuffs Retail Financial Services Limited (FRFSL).

2 Redemption events

Certain events trigger a redemption of the notes in consideration of which St George Bank will issue to FRFSL St George Bank ordinary shares to discharge St.George Bank's obligations under the notes it issues STG (NIVO) and to discharge STG (NIVO)'s obligations under the notes it issues to FRFSL. The events that lead to a redemption of the notes in return for an issue of St George Bank ordinary shares are:

(a) where a right to terminate arises under the joint venture agreement and the continuing or non defaulting party elects either to:

- buy out the retiring or defaulting party; or
- to end the SGNZ retail banking business and the parties agree to sell the SGNZ retail banking business or the SGNZ retail banking business is liquidated;

(b) where St George Bank receives a return of capital on its A class shares in SGNZ and the price received is attributable to the SGNZ retail banking business, in which case St George must redeem that number of perpetual notes having an aggregate principal amount equal to one half of the capital return on the A class shares;

(c) on the happening of any of the following events (which is not rectified within 15 days):

+ See chapter 19 for defined terms.

- APRA determines that St George Bank has a Tier 1 capital ratio of less than 5% or a capital ratio of less than 8%;

- APRA issues a directive to St George Bank under section 11CA of the Banking Act for St George Bank to increase its capital; or

- APRA appoints a statutory manager to St George Bank pursuant to section 13A(1) of the Banking Act or proceedings are commenced for the winding-up (except for the purposes of, and followed by, a solvent reconstruction, amalgamation or reorganisation) of St George Bank;

(d) If St George Bank's retained earnings become negative.

3 Conversion formula

On the occurrence of any of the events in paragraphs 2 (a), (b) (c) or (d) above, each perpetual note is redeemed in consideration for the issue of that number of St George Bank ordinary shares determined as follows:

$$n = \frac{x}{y}$$

where:

n is the number of St George Bank ordinary shares rounded up to the nearest whole number;

x is:

(i) where redemption occurs under paragraph (b),(c) or (d) above, the aggregate principal amount of the perpetual notes that are to be redeemed; or

(ii) where redemption occurs on liquidation of the SGNZ retail banking business, the lesser of:

- the aggregate principal amount of all the perpetual notes on the redemption date; and

- one half of the amount equal to any net proceeds of the liquidation of the SGNZ retail banking business; or

(iii) in any other case, the lesser of:

- the aggregate principal amount of all the perpetual notes on the redemption date; and

- half of the value of the retail banking business as determined in accordance with the terms of the joint venture agreement,

in each case converted to Australian dollars at St George's spot rate for the purchase of Australian dollars with New Zealand dollars to be ruling at approximately 11.00 am (local Sydney time) on the day two business days before the date of redemption (**"Spot Rate"**).

y is the weighted average closing price of St George Bank ordinary shares on the Australian Stock Exchange Limited (**"ASX"**) (or failing the ASX, on any exchange of at least equivalent standing to the ASX) on the five trading days immediately preceding the date of redemption converted if necessary to Australian dollars at the Spot Rate.

+ See chapter 19 for defined terms.

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	18
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank Presentation to Merrill Lynch Australia Investment Conference**
Date Sent:	29 September 2005

Attached is the St.George Bank Presentation to be given by Managing Director, Gail Kelly, to the Merrill Lynch 20th Anniversary Australia Investment Conference in New York.

The slides will be made available on the St.George Bank website at www.stgeorge.com.au.

Yours sincerely

Michael Bowan
General Counsel and Secretary

St.George Bank

Merrill Lynch 20th Anniversary
Australia Investment Conference
New York
29-30 September 2005

Gail Kelly
Managing Director

About St.George

Financial dimensions

Business strategy and priorities

Going forward



St.George Bank is....

- Passionate about our people
- Differentiated by customer service
- Energetic, practical and focused on delivery
- Focused on sustainable, high quality earnings
- A low risk, growth orientated financial services company

St.George Bank is....

Big enough to offer the full range of products and services yet small enough to adapt and grow in a competitive market

Retail branches by state



13
Tasmania

Business volumes

	$bn	Market Share %
Retail Deposits	36.8	11
Residential Lending*	52.8	9
Managed Funds^	27.8	7
Commercial Loans**	17.2	7

- Australia's 5th largest bank and 14th largest listed company
  - c.2.8m customers and c.8,200 employees

All data as at Mar-05 *Includes securitised loans **Includes bill acceptances, market share is for middle market customers ^Market share percentage of total retail managed funds

About St.George

Financial dimensions

Business strategy and priorities

Going forward



1H05 profit result

	Mar-05	Mar-04	% Change
Profit before significant items	$405m	$354m	14.4
Profit after significant items	$416m	$354m	17.5
Earnings per share*	178.1¢	160.0¢	11.3
Return on equity*	22.6%	21.6%	
Expense to income*	44.9%	48.1%	
Dividend	67¢	60¢	11.7

*Calculated before goodwill amortisation and significant items

Consistent high quality financial performance


Revenue growth*
150
125
100
75
148
117
Net interest margin^
%
3
2.5
2
2.60
2.34
Non-accruals/total receivables
%
1
0.5
0
0.31
0.14
St.George
Average of the 4 majors

*Assumes base of 100 in Mar-01 ^Domestic margins. Ratios are reported results to 31 Mar-05

Consistent high quality financial performance


Cost to income^
%
60
55
50
45
40
50.3
44.9
ROE*
%
24
20
16
12
22.6
18.3
Total shareholder return**
225
150
75
212
156
St.George
Average of the 4 majors
S&P/ASX 200 Banks Accum

^Excluding goodwill and before significant items. Ratios are reported results to 31 Mar-05
*After preference dividends and before goodwill and significant items
**Assumes base of 100 in Mar-01.Total shareholder return includes capital appreciation and dividends

About St.George

Financial dimensions

Business strategy and priorities

Going forward



st.george

Strategic framework

- Deepen and strengthen customer relationships in chosen markets
- Leverage specialist capabilities for growth
- Creatively differentiate on customer service
- Accelerate and empower relationship-selling
- Optimise cost structure
- Build team and performance culture

st.george

Our formula

Engaged People + **Great Customer Experience** = **Superior Financial Results**

Compelling place to work

- An inspiring vision
- Right people, right roles
- Empowered workplace
- People who are passionate about the Group's brands
- Clear consistent communication

Compelling place to bank

- Targeted approach
- Compelling propositions
- Customers who stay and do more
- Customers who advocate St.George
- Differentiated positioning

Compelling place to invest

- Superior financial results over time
- Consistent, superior growth profile
- Self sustaining platform

Update on key priorities

- Home loans
- Retail deposits
- Middle market
- Managed funds
- Customer service
- People

Home Loans - matching system growth

Residential receivables*


$bn
60
50
40
30
55.7
Sep-01
Sep-02
Sep-03
Sep-04
Aug-05

- 13% annualised growth Mar-05 to Aug-05 compared to 12% in 1H05
- Continued stable margin performance
- Increased marketing and promotion
- Improving proprietary channel sales and productivity performance
- Excellent credit performance maintained

*Includes securitised loans

Deposits – targeted strategy in place

Total retail funding mix*


dragondirect
15%
Transaction
34%
Fixed term
31%
Savings and
investment
20%

- 9.9% annualised growth Mar-05 to Aug-05 compared to 3.8% in 1H05
- Four pronged strategy:
  - grow transaction accounts through retail branches
  - drive balance growth through internet accounts
  - build new markets in wealth and commercial banking
  - promote differential pricing in QLD, VIC and WA
- Targeted campaigns around transaction and online accounts in place

* As at 31 March 2005

Middle Market - growing through strong relationships

Total middle market receivables


$bn
15
10
5
14.1
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05

- 19% annualised growth Sep-04 to Aug-05
- Credit quality remains sound
- Significant investment underway

	3 year CAGR*	5 year CAGR*
Middle market receivables	22.5%	17.6%

* As at 31 March 2005

Middle Market - growing customer relationships

Products per customer


#
8.5
7.0
5.5
4.0
2.5
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Total IBB
KARM Customers*

Market share


%
8
7
6
5
4
4.9
7.0
Sep-02
Sep-03
Sep-04
Feb-05
May-05
Jun-05

- 67% of new business sourced from existing customers
- 90% of new business sourced from 6 target industries

*KARM – Key account relationship management

Middle Market - Best Business Bank program

Objectives

- Increase customer numbers
- Maintain high customer and employee engagement
- Expand capability in selected industries
- Maintain at least twice system growth

Progress to date includes:

- 120 additional business bankers employed since Sep-04
  - including 52 business bankers in VIC, QLD and WA
- Relationship managers capacity maximised through:
  - reassignment of team roles and responsibilities
  - redesign of inefficient processes
  - increased product specialist resources

Managed Funds – consistent strong performances



Funds net flows June 04 - June 05*
$m
2.5
2
1.5
1
0.5
0
StGeorge
Macquarie
AXA
BT/Westpac
CBA/Colonial
NAB/MLC
AMP
Skandia
ING/ANZ
Oasis
Perpetual

- 24.5% annualised growth in Managed Funds Sep-04 to Aug-05 ($30.4bn)
- Growing and broadening distribution through:
  - greater penetration of IFA dealer groups, corporate super and institutional businesses
  - improved internal planner productivity

*Plan for Life quarterly data system, Jun-05

Driving a differentiated customer experience


Customer satisfaction
%
80
70
60
50
40
76.2%
65.5%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Jul-05
St.George
Average of the 4 majors

Source: Roy Morgan Research Jun-05 rolling 3-mth average. Respondents (aged 14+) with transaction accounts at institution

Customer Service - a superior customer experience

Middle Market

- 53% of St.George customers would 'definitely recommend' their bank
  - only 23% of major bank customers would*
- 0% of St.George customers are considering changing banks in the next 6 months
  - 19% of major bank customers are considering changing**

GOLD

- 48% of GOLD customers would 'definitely recommend' St.George, up from 36% in Jul-03^
- 1 in 4 GOLD customers are 'absolutely delighted'^^
- GOLD customer retention is 98%

Wealth

- ASGARD 'Elements' ranked # 1 platform for service levels***
- Judged Best Online Service for financial advisers#

*Jones Donald Customer Satisfaction Survey C&BB Sep-04
**East & Partners: Australian Mid-Corporate Transaction Banking Markets as at Feb-05 (refers to main transaction bank)
^Jones Donald Customer Satisfaction Survey Mar-05 ^^GOLD customers who answered 7 on a 7 point scale
***2005 Assirt/Wealth Insights Service Level Survey #Investment Trends Competitive Analysis Report 2004

Engaged people – leveraging a core advantage

- Strong culture of commitment to customer service
- Enhancing performance capabilities
- Taking care to retain core values
- Ensuring quality people in the right roles
- Focus on developing 'great' managers
- Promoting a team based environment

HR programs introduced
4 week customer service induction program
12 month sales and service leadership program
Specific customer service training and accreditation
3 leadership programs designed for different layers of management

Aligning our investment

- New retail organisational model accelerating front-line ownership and empowerment, driving 'local market' strategy
- Enhancing Middle Market strategy through 'Best Business Bank' program
- Continued expansion in Victoria and Queensland
- Redesign of processes – improving the service levels for all customers
- Actionable CRM – step change in capability
- Investing in the Brand

About St.George

Financial dimensions

Business strategy and priorities

Going forward



Outlook

Sector outlook

- Moderation in home loan market growth underway
- Solid growth in business lending and investment
- Competitive environment remains intense, particularly in retail deposits
- Interest rates expected to be relatively stable
- Increasing levels of regulation and compliance activity

St.George outlook

- Deposit volumes currently below system but lifting; continue focus on mix
- Home loan portfolio expected to grow at or around FY05 system
- Middle market on track to deliver well in excess of system growth
- Wealth management net inflows to well exceed system growth
- Solid earnings momentum across the Group

Targets - FY05 and FY06

EPS growth FY05	11%
EPS growth FY06	Double digit
Cost to income	Manage to lower end of peer group
Capital	Tier one 7.0-7.5%
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors

Key messages

- 'On track' to meet management targets
- Focusing on key strategic imperatives to drive revenue growth
- Meeting the challenges of increasing competition
- Investing for the future
- Delivering sustainable, high quality earnings

Appendix

IFRS

Basel II

Capital Management



Basel II program on schedule

- Application for advanced status lodged with APRA
- Two year parallel run period for advanced credit to commence from Jan-06 and for advanced operational risk from Jan-07
- Estimated total program cost $35m

Basel II program has provided the opportunity to enhance the Group's risk management processes

Accreditation and timing subject to APRA approval

International Financial Reporting Standards

Areas affected are:
Derivatives and hedging
Transaction fees and costs
Loan provisioning
Goodwill and asset impairment
Taxation
Property, plant and equipment
Securitisation
Leveraged leases
Hybrid financial instruments
Share based payments
Employee benefits

Timetable

- International Financial Reporting Standards (IFRS) preparations well advanced
- First IFRS accounts 31 Mar-06

Cost

- Estimated total project cost $5m

International Financial Reporting Standards

Area of impact	Comments
Derivatives and hedging	All derivatives will be on balance sheet at fair value Earnings volatility from ineffectiveness and non-trading derivatives that do not meet hedge accounting requirements. New systems implemented. Externalisation of hedge transactions
Transaction fees and costs	While certain loan origination costs and fees are already deferred, certain additional fees received will also be deferred. Origination fees and costs will be included in net interest margin
Loan provisioning	Current general provision will be reduced due to 'incurred loss' model. Provision and associated profit and loss charge will be more volatile. New loan provisioning system developed
Goodwill and asset impairment	No amortisation of goodwill and replacement by impairment testing
Taxation	'Balance sheet' approach to tax effect accounting will result in the recognition of additional tax assets and liabilities
Property, plant and equipment	Adopting 'deemed cost' on transition to AIFRS. Asset Revaluation Reserve will be transferred to Retained Earnings
Securitisation	'Residual interests' in securitisation vehicles likely to require consolidation with resultant 'gross-up' of balance sheet and interest income and expense.
Leveraged leases	Income to be recognised on pre tax effective yield basis rather than a post tax basis of income recognition
Hybrid financial instruments	DCS and PRYMES reclassified as debt and distributions as interest expense. SAINTS are expected to continue to be equity. Transition to new regulatory guidelines
Share based payments	Need to recognise expense for share based payments over the relevant vesting period
Employee benefits	Recognition of deficit on defined benefit superannuation plan on transition. Ongoing actuarial gains or losses will be reflected directly in retained earnings

Capital management

- New APRA guidelines on hybrid equity to apply from 1 January 2008
- St.George to utilise transition period to reconfigure the mix of tier one capital
- The impact of these changes on EPS and ROE will be modest

st.george

For further information visit

www.stgeorge.com.au

or contact

Sean O Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au

stgeorge

st.george

To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	1
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**Declaration of Dividend/Record Date for St.George Bank SAINTS**
Date Sent:	29 September 2005

St.George Bank advises that in accordance with the Terms of Issue of the Bank's SAINTS, the Bank has declared a quarterly dividend of $1.2268 per SAINTS to be paid 21 November 2005 with a record date for determination of entitlements of 7 November 2005.

Franking Credit - 100% of this payment is franked at 30%.

Yours sincerely

Michael Bowan
General Counsel and Secretary

St.George/Foodstuffs Joint Venture in New Zealand

Issue of Perpetual Note

The following information is disclosed to the ASX in accordance with Listing Rule 3.10.3.

As part of the joint venture between St.George Bank and the NZ Foodstuffs companies, St George Bank has established a New Zealand subsidiary (**"SGNZ"**) that holds a NZ banking licence. SGNZ operates the business of the joint venture (**"SGNZ retail banking business"**). RBNZ rules require a NZ registered bank to meet certain capital requirements from time to time.

The terms of the joint venture agreement provide for Foodstuffs Retail Financial Services Ltd (**"FRFSL"**), a Foodstuffs special purpose vehicle, to contribute to the capital requirements of the SGNZ retail banking business from time to time. In November 2002, St.George Bank and FRFSL entered into an arrangement under which FRFSL agreed to subscribe for perpetual notes St.George Bank issued from time to time. The proceeds of the notes are FRFSL's contribution to the capital requirements of SGNZ's retail banking business.

Due to Australian Prudential Regulatory Authority (APRA) requirements relating to characterising perpetual notes as Tier 1 capital, St.George Bank and FRFSL restructured the perpetual note arrangements to interpose St.George (Note Issuing Vehicle Only) Pty Ltd (STG (NIVO)), a St.George Bank fully owned subsidiary, between St.George Bank and FRFSL in relation to FRFSL's contributions to SGNZ retail banking business capital.

FRFSL will subscribe in cash for a perpetual note or notes STG (NIVO) issues from time to time dependant on the SGNZ retail banking business capital requirements. In turn, STG (NIVO) will use the cash it raises from issuing perpetual notes to FRFSL to subscribe for perpetual notes of the same face value St.George Bank will issue to STG (NIVO).

St.George Bank does not guarantee STG (NIVO)'s obligations.

Class of security	The perpetual notes are denominated in New Zealand dollars. The perpetual notes will not be quoted.
Issue price	In September 2005, St.George Bank proposes to issue STG (NIVO) with a NZ$1.425m note in consideration of receiving cash STG (NIVO) raises from issuing a NZ$1.425m note to FRFSL.
Purpose of the issue	The perpetual note will be issued to STG (NIVO) in connection with FRFSL's contribution to capitalising the SGNZ retail banking business in accordance with regulatory and SGNZ internal requirements.
Notes issued previously	In December 2002, St.George Bank issued a NZ$19m note to FRFSL. Under the restructure of the perpetual note arrangements, FRFSL has assigned that note to STG (NIVO) in consideration of STG (NIVO) issuing a note of the same value to FRFSL. In March 2004, St.George Bank issued a NZ$7.65m note to FRFSL. In September 2004, St.George Bank issued a NZ$6.1m note to FRFSL. St.George has not issued any other notes under the perpetual note arrangements.
Principal terms of the perpetual notes	The perpetual notes St.George Bank issues constitute a subordinated and unsecured obligation of St George Bank.

The perpetual notes STG (NIVO) issues constitute a subordinated and unsecured obligation of STG (NIVO).

The perpetual notes do not bear interest nor carry any dividend rights.

The perpetual notes are not transferable.

The perpetual notes have no maturity date and redemption of the notes cannot be required by STG (NIVO) or FRFSL.

Certain events trigger a redemption of the notes in consideration of which St George Bank will issue to FRFSL St George Bank ordinary shares to discharge St.George Bank's obligations under the notes it issues STG (NIVO) and to discharge STG (NIVO)'s obligations under the notes it issues to FRFSL. The events that lead to a redemption of the notes in return for an issue of St George Bank ordinary shares are:

(a) where a right to terminate arises under the joint venture agreement and the continuing or non defaulting party elects either to:

- buy out the retiring or defaulting party; or
- to end the SGNZ retail banking business and the parties agree to sell the SGNZ retail banking business or the SGNZ retail banking business is liquidated;

(b) where St George Bank receives a return of capital on its A class shares in SGNZ and the price received is attributable to the SGNZ retail banking business, in which case St George must redeem that number of perpetual notes having an aggregate principal amount equal to one half of the capital return on the A class shares;

(c) on the happening of any of the following events (which is not rectified within 15 days):

- APRA determines that St George Bank has a Tier 1 capital ratio of less than 5% or a capital ratio of less than 8%;
- APRA issues a directive to St George Bank under section 11CA of the Banking Act for St George Bank to increase its capital; or
- APRA appoints a statutory manager to St George Bank pursuant to section 13A(1) of the Banking Act or proceedings are commenced for the winding-up (except for the purposes of, and followed by, a solvent reconstruction, amalgamation or reorganisation) of St George Bank;

(d) If St George Bank's retained earnings become negative.

On the occurrence of any of the events in paragraphs (a), (b) (c) or (d) above, each perpetual note is redeemed in consideration for the issue of that number of St George ordinary shares determined as follows:

$$n = \frac{x}{y}$$

where:

n is the number of St George Bank ordinary shares rounded up to the nearest whole number;

x is:

(i) where redemption occurs under paragraph (b),(c) or (d) above, the aggregate principal amount of the perpetual notes that are to be redeemed; or

(ii) where redemption occurs on liquidation of the SGNZ retail banking business, the lesser of:

- the aggregate principal amount of all the perpetual notes on the redemption date; and
- one half of the amount equal to any net proceeds of the liquidation of the SGNZ retail banking business; or

(iii) in any other case, the lesser of:

- the aggregate principal amount of all the perpetual notes on the redemption date; and
- half of the value of the retail banking business as determined in accordance with the terms of the joint venture agreement,

in each case converted to Australian dollars at St George's spot rate for the purchase of Australian dollars with New Zealand dollars to be ruling at approximately 11.00 am (local Sydney time) on the day two business days before the date of redemption (**"Spot Rate"**).

y = the weighted average closing price of St George Bank ordinary shares on the Australian Stock Exchange Limited (**"ASX"**) (or failing the ASX, on any exchange of at least equivalent standing to the ASX) on the five trading days immediately preceding the date of redemption converted if necessary to Australian dollars at the Spot Rate.

Approvals St George Bank is not required to seek security holder approval for the issue of the notes.

Security holders St.George Bank is not issuing the note to a particular class of security holders.

[signature] 27/09/05

Michael Bowan
General Counsel & Secretary

st.george

n e w s
r e l e a s e

12 September 2005

St.George Prices Crusade Global Trust No. 2 of 2005

St.George Bank Limited announces the pricing last Friday in Sydney and New York of Crusade Global Trust No. 2 of 2005, an issue of global mortgage-backed securities under its Crusade securitisation programme. The securities denominated in U.S. dollars will be registered by the Securities and Exchange Commission of the U.S.. All securities will be backed by Australian residential mortgage loans originated by St.George.

In total, mortgage-backed securities with an A$ equivalent value of A$2.24 billion will be issued. The US$1 billion senior A1 tranche was priced at 3 Month LIBOR plus 6 basis points. The A$900 million senior A2 tranche was priced at 3 Month BBSW plus 17 basis points. Two subordinated tranches totalling A$40.3 million are also being issued. It is expected that the senior tranches will be rated AAA by Standard and Poor's and Fitch Ratings and Aaa by Moody's Investor Service.

The USD tranche had Barclays Capital and JP Morgan as Joint Lead Managers. The AUD tranches had Barclays Capital and St.George Bank Limited as Joint Lead Managers and JP Morgan Australia as Co-Manager.

Ends...

Media contact:

Jeff Sheehan
Chief Manager Capital Markets
Tel: 61 [0] 2 9320 5510
Mobile: 61 [0] 41 2 251 194